Bradford & Bingley

RECEIVED

2006 MAR 28 A 11:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

06011946

Tel. 01274 806106

16 March 2006

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
MAR 28 2006
THOMSON
FINANCIAL

3/28

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Bradford & Bingley plc

Director/Person Discharging Managerial Responsibility shareholding

Below are details of ordinary 25 pence shares transferred to Directors/Persons Discharging Managerial Responsibility on 6 March 2006 and of sales, as appropriate, that took place on 6 March 2006. These shares were originally awarded under the terms of the Performance Share Plan on 25 February 2003, and were subject to the achievement of performance targets set on the dates of the awards. The performance measurement was based on Total Shareholder Return compared to the comparator group of companies. For the period 1 January 2003 - 31 December 2005 the Company were ranked seventh in the comparator group and 49.6% of shares awarded under the standard performance criterion vested, whilst 20% of shares awarded under the stretch performance criterion vested.

*The purpose of the sales for those indicated * below was to meet tax and national insurance liabilities.

Director/PDMR	Shares received	Shares sold	Sale price (pence)	Shares retained
Steven Crawshaw *	56,832	23,348	468.07	33,484
Robert Dickie *	56,832	23,348	468.07	33,484
Timothy Dawson *	8,804	3,617	468.07	5,187
Roger Hattam	7,043	7,043	468.07	Nil

7 March 2006

END

Se07030601

Re 82-5134

15 March 2006

Bradford & Bingley plc

Aire Valley Finance (No.2) plc

The latest Quarterly Report for Aire Valley Finance (No.2) plc is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**March 2006**	**December 2005**
Outstanding current balance of mortgages	£575,449,205	£618,020,665
Number of mortgages	6,185	6,592
Average loan balance	£93,054	£93,753
Average LTV	65.35%	65.73%
Arrears:		
1 month +	0.74%	0.85%
3 months +	0.29%	0.32%
12 months +	0.05%	0.05%

Contacts :

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

16 March 2006

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**March 2006**	**February 2006**
Outstanding current balance of mortgages	£1,633,031,741	£1,652,190,212
Number of mortgages	31,709	31,945
Average loan balance	£51,501	£51,720
Weighted average current LTV	47.2%	47.5%
Arrears:		
1 month +	0.55%	0.65%
3 months +	0.01%	0.04%
12 months +	0%	0%
repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both I) and ii).

iii) Notification relates to both i) and ii)

3) Name of person discharging managerial responsibility/director.
Steven Crawshaw

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
N/a

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
N/a

8) State the nature of the transaction.
Grant of sharesave option

9) Number of shares, debentures or financial instruments relating to shares acquired.
N/a

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
N/a

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.
N/a

14) Date and place of transaction.
16 March 2006.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
16 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
16 March 2006

18) Period during which or date on which it can be exercised
01.05.11 - 01.11.11

19) Total amount paid (if any) for grant of the option
Nil

20) Description of shares or debentures involved (class and number)
Ordinary 25p shares - 4331

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
371.66 pence

22) Total number of shares or debentures over which options held following this notification
N/a

23) Any additional information

24) Name of contact and telephone number for queries.
Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for

making this notification
Phil Kershaw

Date of Notification............16 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) State whether the notification relates to
i)a transaction notified in accordance with DR 3.1.4R(1)(a); or
ii) DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
iii) Both I) and ii).

iii) Notification relates to both i) and ii)

3) Name of person discharging managerial responsibility/director.
Christopher Gillespie

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
N/a

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
N/a

8) State the nature of the transaction.
Grant of sharesave option

9) Number of shares, debentures or financial instruments relating to shares acquired.
N/a

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
N/a

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.
N/a

14) Date and place of transaction.
16 March 2006.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
16 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
16 March 2006

18) Period during which or date on which it can be exercised
01.05.09 - 01.11.09

19) Total amount paid (if any) for grant of the option
Nil

20) Description of shares or debentures involved (class and number)
Ordinary 25p shares - 1006

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
371.66 pence

22) Total number of shares or debentures over which options held following this notification
N/a

23) Any additional information

24) Name of contact and telephone number for queries.
Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for

making this notification
Phil Kershaw

Date of Notification............16 March 2006